June 4, 2009	Thor Industries, Inc
419 West Pike Street
Jackson Center, OH 45334
VIA EDGAR AND FAX DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Lyn Shenk
               Branch Chief
Re:	Thor Industries, Inc. File No. 001-09235 Form 10-K: For the fiscal year ended July 31, 2008 Form 10-Q: For the quarterly period ended January 31, 2009
Ladies and Gentlemen:
Set forth below are the responses of Thor Industries, Inc. (the “Company” or “we”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 7, 2009 with respect to the Form 10-K and Form 10-Q referenced above.
For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the respective Form 10-K or Form 10-Q unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the respective Form 10-K or Form 10-Q. All numbers are in thousands except where noted otherwise and except for per share and per unit data.
Form 10-K: For the fiscal year ended July 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2008 vs. Fiscal 2007
Segment Reporting, page 17
1.	We have reviewed your response to our prior comment number 3. We note that your proposed disclosure focuses on the changes in cost of materials as a percentage of net sales as well as the impact of discounting on gross margins. In this regard, it does not appear to us that your proposed disclosure thoroughly analyzes cost of products sold reported by each segment. For example, in both of the towable and motorized segments, you indicate the cost of material remained flat as a percentage of net sales for fiscal year 2008 compared to fiscal year 2007, yet cost of products sold for each increased as a percentage of net sales without clear explanation. Similarly, cost of products sold as a percentage of net sales for buses decreased between 2008 and 2007 without explanation. Furthermore, you have not discussed other significant components of inventory costs, such as labor and overhead costs, although such costs would typically impact the cost of products sold and gross margins ultimately recognized by a manufacturing company.

Based upon the observations above, we believe you should expand your disclosure to analyze and discuss (i) the period-to-period changes in each material component of inventory costs, (ii) the underlying factors resulting in such changes, and (iii) the impact of those changes on each segment’s cost of products sold, gross margin, and/or average unit cost. In this regard, factors such as changes in material and labor costs should be discussed on a dollar basis, in addition to as a percentage of net sales. Your expanded disclosure should analyze and clearly explain the relative impact of all significant factors on your company’s absolute gross profit, as well as gross profit of margin percentage. Please provide your proposed disclosure as part of your response.

Beginning with the Company’s Annual Report on Form 10-K for the year ending July 31, 2009, we will provide the following disclosure related to our gross profit and cost of products sold in our Management’s Discussion and Analysis of Financial Condition and Results of Operations as it relates to the comparison of fiscal 2008 to fiscal 2007. In addition we will make similar disclosures as it relates to the comparison of fiscal 2009 to fiscal 2008.

TOWABLE RECREATION VEHICLES

Towable gross profit decreased $26,940 to $246,505 or 14.0% of towable net sales for fiscal 2008 compared to $273,445 or 14.5% of towable net sales for fiscal 2007. The decrease in margin was due to a combination of increased discounts from unit list prices, increased wholesale and retail incentives provided to customers and changes in cost of products sold. Additional discounts and incentives were provided as a result of an overall decline in the recreation vehicle industry.

Cost of products sold decreased $100,061 to $1,516,594 or 86% of towable net sales for fiscal 2008 compared to $1,616,655 or 85.5% of towable net sales for fiscal 2007. The change in material, labor, freight-out and warranty comprises $96,211 of the $100,061 decrease in cost of products sold due to decreased sales volume. Material, labor, freight-out and warranty as a percentage of net sales increased to 78.7% from 78.5% from fiscal 2007 to 2008. Manufacturing overhead as a percentage of net sales increased to 7.3% from 7.0% due to a decrease in production resulting in lower absorption of fixed overhead costs. Manufacturing overhead decreased $9,561 due to lower variable overhead costs, resulting from lower production offset by unabsorbed fixed overhead costs. This decrease was offset by impairment and other charges of $5,711 of which $5,411 related to the sale of our Thor California subsidiary, and $300 related to the write-down of certain properties to fair value.

MOTORIZED RECREATION VEHICLES

Motorized gross profit decreased $19,406 to $35,928 or 7.8% of motorized net sales for fiscal 2008 compared to $55,334 or 9.8% of motorized net sales for fiscal 2007. The decrease in margin was due to a combination of increased discounts from unit list prices, increased wholesale and retail incentives provided to customers and changes in cost of products sold. Additional discounts and incentives were provided as a result of an overall decline in the recreation vehicle industry.

Cost of products sold decreased $84,261 to $425,928 or 92.2% of motorized net sales for fiscal 2008 compared to $510,189 or 90.2% of motorized net sales for fiscal 2007. The change in material, labor, freight-out and warranty comprises $82,979 of the $84,261 decrease in cost of products sold due to decreased sales volume. Material, labor, freight-out and warranty as a percentage of net sales increased to 85.2% from 84.3% from fiscal 2007 to 2008. This increase in cost was due to increases in material costs from producing a higher mix of Class C units. Manufacturing overhead as a percentage of net sales increased to 7.0% from 5.9% due to a decrease in production resulting in lower absorption of fixed overhead costs. Manufacturing overhead decreased $2,808 due to lower variable overhead costs resulting from lower production offset by unabsorbed fixed overhead costs. This decrease was offset by charges of $1,526 related to the write-down of certain properties to fair value.

BUSES

Buses gross profit increased $5,477 to $39,993 or 9.6% of buses net sales for fiscal 2008 compared to $34,516 or 8.6% of buses net sales for fiscal 2007. The increase in margin was due to the additional features included in our buses as a result of our customers’ requests.

Cost of products sold increased $9,563 to $375,732 or 90.4% of net bus sales for fiscal 2008 compared to $366,169 or 91.4% of net bus sales for fiscal 2007. The increase in material, labor, freight-out and warranty represents $7,139 of the $9,563 increase in cost of products sold. Material, labor, freight-out and warranty as a percentage of net sales decreased to 83.1% from 84.4% from fiscal 2007 to 2008. This decrease in percentage of cost of products sold was due to a combination of better procurement and higher prices and sales. Manufacturing overhead increased $2,424 which caused manufacturing overhead to increase to 7.3% from 7.0% as a percentage of net sales.

2.	We also note that there are factors that impact costs of products sold that do not directly impact or relate to unit costs. For example, we note from your statement of operations that costs of products sold for fiscal year 2008 includes impairment and other charges of $7,237. Furthermore, given the significant reduction in your sales, and presumably your production levels, it would appear that costs of products sold would be impacted by factors such as increased charges related to unallocated overhead costs and decreases in freight costs incurred for the delivery of your products. In this regard, please expand your MD&A to discuss the extent that the cost of products sold of each segment has been impacted by charges that are not capitalized as part of inventory costs. Please provide your proposed disclosure as part of your response.

Please see the response to Comment No. 1 where we have incorporated the impairment and other charges of $7,237 and included comments on significant unallocated overhead costs and freight costs incurred for the delivery of our products.

3.	Given that the recent decline in the demand for your products has presumably resulted in significantly lower production levels, please explain to us what consideration has been given to the guidance outlined in SFAS 151. In this regard, tell us and disclose your accounting treatment for unallocated overhead and other costs that are applicable to you and addressed by this guidance.

The Company’s inventory includes the standard cost of material and labor and allocations of variable and fixed manufacturing overhead. The allocation of variable and fixed overhead is determined based on management judgment and actual manufacturing overhead costs as a percentage of direct labor during periods when production approximates normal capacity. This method is consistently applied and prevents the capitalization of excess inventory costs as a result of lower production levels as direct labor hours used to capitalize overhead decrease correspondingly. In addition, we exclude certain unallocated manufacturing overhead such as warranty, research and development, rework and freight-out costs from the calculation and expense them as period costs as required in Financial Accounting Standards Board (FASB) Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4.

We will expand our disclosure within Footnote A, Summary of Significant Accounting Policies, in our Form 10K for the period ending July 31, 2009, as follows, “Substantially all inventories are stated at the lower of cost or market, determined on the last-in, first-out (LIFO) basis. Manufacturing cost includes materials, labor and manufacturing overhead. Unallocated overhead and abnormal costs are expensed as incurred.”

4.	We have reviewed your response to our prior comment number 4. Please quantify each factor cited, accompanied by adequate discussion of the associated underlying drivers and any related trends to the extent material and meaningful, to enable investors to fully assess the relative impacts. For example, in the buses segment, you only quantified $705, or 21.5%, of the total variance of $3,279 between 2008 and 2007 as being attributed to commissions and bonuses — without quantification of any other factors.

Beginning with the Company’s Annual Report on Form 10-K for the period ending July 31, 2009, we will provide the following disclosure in our Managements’ Discussion and Analysis of Financial Condition and Results of Operations.

Towable Recreation Vehicles: Selling, general and administrative expenses were $102,356 or 5.8% of net towable sales for fiscal 2008 compared to $107,804 or 5.7% of net towable sales for fiscal 2007. The primary reason for the $5,448 decrease in selling, general and administrative expenses was decreased net sales which caused commissions and bonuses to decrease by $5,647. In addition, legal and settlement costs decreased by $2,639 due to resolution of various legal and product disputes during 2007. These decreases were offset by increases of $619 for insurance, $777 for vehicle repurchase activities and $1,442 for accounting and related expenses.

Motorized Recreation Vehicles: Selling, general and administrative expenses were $28,899 or 6.3% of motorized net sales for fiscal 2008 compared to $30,068 or 5.3% of motorized net sales for fiscal 2007. The primary reason for the $1,169 decrease in selling, general and administrative expenses was decreased net sales which caused commissions and bonuses to decrease by $3,559. In addition, legal and settlement costs decreased by $553 due to resolution of various legal and product disputes during 2007. These decreases were offset by increases of $2,943 for insurance and accounting and related expenses.

Buses: Selling, general and administrative expenses were $18,088 or 4.4% of net buses sales for fiscal 2008 compared to $14,809 or 3.7% of net buses sales for fiscal 2007. The primary reasons for the $3,279 increase in selling, general and administrative expenses were increased net sales which caused commissions and bonuses to increase by $705.
Additional increases of $466 occurred in advertising and selling related costs, $743 for insurance and $687 for legal and accounting and related expenses.

Corporate: Selling, general and administrative expenses were $27,725 for fiscal 2008 compared to $25,016 for fiscal 2007. This increase resulted from increases of $2,033 for insurance, $2,763 for legal and accounting and related expenses and a $3,393 charge related to higher vehicle repurchase activity. These increases were offset by a decrease in legal costs of $5,480 related to the previously disclosed Dutchmen investigation.

5.	We have reviewed your responses to our prior comment numbers 3 and 5, and we note that you continue to identify “increased discounting” as a factor that adversely affected the gross profit reported for the “Towable Recreation Vehicles” segment and the “Motorized Recreation Vehicles” segment for fiscal year 2008. However, it remains unclear to us how “increased discounting” adversely impacted the gross margin realized by these segments in fiscal year 2008, if the average sales price of each vehicle class included in these segments increased relative to the prior fiscal year. In this regard, please explain to us the context in which you have used the term ‘discount’ and clarify in your disclosure how such discounts have resulted in lower gross profits (i.e., on both a dollar and margin percentage basis) recognized by the aforementioned segments — despite increases in the average sales prices of each of your vehicle classes.

The term discount refers to a reduction from list price and wholesale and retail incentives offered by the Company to its customers. Our average selling price per unit in fiscal year 2008 increased as compared to the average selling price per unit in fiscal year 2007 as a result of a larger mix of higher priced units, not as a result of sales price increases. As such, the increase in the average selling price did not result in a corresponding increase in gross margin because cost increases exceeded price increases. In addition, due to the competitive nature of the recreation vehicle market, as a result of several competitors’ bankruptcies as well as the overall decline in the economy, we had to increase discounts from list prices and incentives offered in order to compete with the sales prices of our competitors, resulting in a reduction to gross margin. In addition, we had to provide additional product options to units in an effort to make them more attractive to buyers. In many instances we were not able to fully recover the costs associated with these additional product options due to the competitive nature of our industry, resulting in further decreases to gross margin.

Beginning with the Company’s Annual Report on Form 10-K for the year ending July 31, 2009, we will provide the following disclosure as it relates to the gross profit explanation in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the comparison of fiscal 2009 to fiscal 2008 and fiscal 2008 to 2007.

TOWABLE RECREATION VEHICLES

Although our average selling price per unit increased $750 or 3.1%, our average cost per unit also increased $750 or 3.6% resulting in no increase in gross profit per unit. This results from a combination of a larger mix of higher priced units sold, increased wholesale and retail incentives along with the addition of extra product options on units demanded by customers, the costs of which were not fully recoverable, further reducing gross profit.

MOTORIZED RECREATION VEHICLES

Although our average selling price per unit increased $4,695 or 4.9%, our average cost per unit also increased $5,816 or 6.7% resulting in decreased gross profit per unit. This results from a combination of a mix of products sold, increased wholesale and retail incentives along with the addition of extra product options on units demanded by customers, the costs of which were not fully recoverable, further reducing gross profit.
Notes to the Consolidated Financial Statements
F. Income Taxes, page F-12
6.	We have reviewed your response to our prior comment number 8. We believe the intended revised disclosure therein should be expanded to include more detailed information similar to that provided in the response. We believe this will enable investors to more fully understand the basis for the amount of income taxes for each period presented, as well as the changes therein between periods. For example, the table in your response regarding current tax expense appears to provide meaningful information, so long as the items pertaining to the respective jurisdictions for which current tax expense is recognized is apparent therein. Consider a similar table with respect to deferred income tax expense, to the extent material and meaningful. In this regard, please consider Rule 4-08(h)(1)(ii) of Regulation S-X. Please ensure that your accompanying discussion fully and clearly addresses the reasons for the items presented and changes therein. For example, your response cited specific items of decreases totaling $22.2 million in explaining the decrease to Federal current expense of $16.2 million between 2007 and 2006, leaving $6.0 in offsetting increases unexplained or not apparent in the table. Similarly, the items cited for the change in Federal current expense between 2008 and 2007 net offsetting increases unexplained or not apparent in the table. Similarly, the items cited for the change in Federal current expense between 2008 and 2007 net to $5.7 million, leaving $7.5 million unexplained or not apparent from the table. As further example, the total decrease in state and local current tax expense between 2007 and 2006 is $16.5 million. However, the reason for the change cited due to Indiana state taxes appears to result in a net decrease of $5.4 million (i.e. the Indiana tax settlement of $7.8 million in 2008 versus $2.4 million related to reversal of SFAS 5 contingency provisions in 2007), leaving $11.1 million unexplained or not apparent from the table.

Beginning with the Company’s Annual Report on Form 10-K for fiscal 2009, we will provide disclosure in the tax footnote similar to the following, depending on significant items affecting current tax expense for any years reported.

Current Federal Tax Expense

Current federal tax expense increased $13,214 from 2007 to 2008. Of this amount, $21,280 of additional current federal tax expense resulted from the Company’s decision in 2008 to not insure its 2009 warranty risk through its captive insurance company. This decision caused an increase in current federal tax expense and a decrease in deferred tax expense. Additionally, the federal tax expense increased by $6,701 as a result of other temporary items as detailed in the Summary of Deferred Income Taxes Table included in Form 10-K for fiscal 2008. The increase in current federal tax expense in 2008 was offset in part by $15,559 less federal tax because of $44,453 less pretax income in 2008 than in 2007. The other changes to current federal tax expense are detailed in the schedule below.

Current federal tax expense decreased $16,207 from 2006 to 2007. Of this amount, $20,738 resulted from $59,251 less pretax income in 2007 than in 2006. Additionally, in 2007, upon completion of an IRS examination, the Company recorded in current federal tax expense a reversal of $1,486 of tax reserves established in 2003 through 2006 primarily for federal research and development tax credits. The decrease in current federal tax expense was offset in part by $5,768 less federal tax deduction for state taxes in 2007 than in 2006. The other changes in current federal tax expense are detailed in the schedule below.

Current State and Local Tax Expense

Current state tax expense increased $15,044 from 2007 to 2008. Of this amount, $12,000 ($7,800 net of federal taxes) was due to the 2007 state income tax benefit resulting from the Indiana Tax Settlement Agreement as detailed below. In addition, $3,810 is because of the Company’s decision in 2008 to not insure its 2009 warranty risk through its captive insurance company and other temporary items as detailed in the Summary of Deferred Income Taxes Table. The other changes to current state tax expense are detailed in the schedule below.

Current state tax expense decreased $16,480 from 2006 to 2007. Of this amount, $12,000 ($7,800 net of federal taxes) was due to the 2007 state income tax benefit resulting from the Indiana Tax Settlement Agreement as detailed below. Additionally, state tax expense decreased $3,367 because of the $59,251 reduction in pre-tax income. The other changes to current state tax expense are detailed in the schedule below.

The Tax Court case with the State of Indiana involved a disagreement on the eligibility of the Company to file a unitary state tax return. The Company requested in 1995 and Indiana denied permission to file a unitary state tax return. After filing Indiana tax returns for 1995 through 1998, the Company took exception to the denial by Indiana to file a unitary tax return and filed amended unitary tax returns for these years asking for refunds. Further, the Company filed tax returns in 1999 and thereafter on a unitary basis. The Company established reserves for these uncertain tax positions under the loss contingency provisions of SFAS No. 5 in 1999 and later years for the entire amount of the uncertain tax benefits of the unitary position. The Company filed in Indiana Tax Court in 2003 to pursue the refunds for 1995 thorough 1998. The Company reversed established reserves following the provisions of SFAS No. 5 for gain contingencies, when realization was beyond a reasonable doubt, which was when the statute of limitations expired. In April 2007, the Company reached a verbal settlement with the Indiana Department of Revenue on these matters, which required the approval by the Governor of Indiana. The remaining reserves for uncertain tax positions at the time of resolution with the State of Indiana of approximately $7,000 had been established in 2003 through 2006. The Company treated these reserves and an $800 refund as gain contingencies under the provisions of SFAS No. 5, and did not reflect the reversal of these reserves in 2007 until realization was assured beyond a reasonable doubt, which was when the Governor of Indiana signed the Tax Settlement Agreement in July 2007, closing the tax court case and granting the Company permission to file Indiana unitary tax returns.

The table below shows the components of the total current income tax expense (benefit) for fiscal 2008, 2007 and 2006:

	2008	2007	2006

Federal Tax Expense at Statutory Rates	$53,342	$68,901	$89,639
State Tax Expense at Various State Tax Rates	5,310	5,363	8,730
Current Tax Expense Effect of Warranty Reserve	21,280	(1,397)	318
Current Tax Expense Effect of Other Temporary Items	10,511 *	2,721	3,776
Indiana Tax Settlement Agreement	0	(7,800)	0
Uncertain Tax Positions Pursuant to SFAS No. 5	0	0	(2,371)
Internal Revenue Service Examination Settlement	0	(1,486)	0
Domestic Production Activities Deduction	(4,099)	(1,988)	(2,396)
Extraterritorial Income Benefit	0	(362)	(1,013)
Research & Development Federal Tax Credit	(521)	(1,150)	(233)
Unrecognized Tax Benefits Pursuant to FIN 48	5,572	0	0
Other	97	651	350

Total Current Tax Income Expense	$91,492	$63,453	$96,800

*	As explained above, $6,701 federal tax expense and $3,810 state and local tax expense.
Deferred Tax Expense

In response to your suggestion that the Company consider a table with respect to deferred income tax expense similar to the table above showing the significant components of current income tax expense, please note that the Company provides a three year table showing the components of deferred tax liability or asset. Further, the Company has described the reasons for any significant changes in the components of the deferred tax liability or asset among the three years presented to the extent material and meaningful. Deferred tax expense was $(31,791), $(1,324) and $(4,094) for 2008, 2007 and 2006, respectively. In 2008, the Company explained the significant change in deferred tax asset and deferred tax benefit was caused by the Company’s decision not to insure warranty risk through its captive insurance company. The Company will consider Rule 4-08(h)(1)(ii) of Regulation S-X in its disclosures of deferred income tax expense.
7.	Please explain to us and disclose the reason that the 2009 warranty risk was not insured through the captive insurance company as indicated in the response to our prior comment number 8. Discuss all cash flow impacts associated with this decision. Discuss the factors that will be determinative in future decisions in regard to the extent that warranty risk will or will not be insured through the captive insurance company. In connection with the preceding, please provide a discussion of the significance of the captive insurance company to you where appropriate in your filing.

The Company decided not to insure its 2009 warranty risk through its wholly-owned captive insurance subsidiary due to the uncertainty of the timing of the deductibility of the insurance premium. In making this decision, the Company considered an interpretation issued by the IRS in a 2008 private letter ruling to an unrelated taxpayer that certain warranty risks may not be insurable. An IRS examination of the Company’s 2003 through 2005 federal income tax returns resulted in no proposed changes to the tax treatment of the insurance premiums paid to the insurance subsidiary. However, this uncertainty caused the Company to provide $2,200 for the potential interest expense for the deferral of the tax deduction for the years 2006 and 2007 when it determined the 2008 provision for unrecognized tax benefits under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.

The consolidated cash flow impact to the Company of its decision to not make the insurance premium payment for warranty in 2008 was a $21,300 increase in 2008 current federal and state tax liabilities. This additional current tax liability was paid in October and November 2008.

The Company does not intend to insure future warranty risk through the insurance subsidiary. Further, the Company does not believe that the future benefits of the insurance subsidiary, including the risk shifting and risk distribution among the Company’s operating subsidiaries, are in excess of the administrative cost of maintenance. Therefore, the Company does not intend to insure any risks through the insurance subsidiary in the future and is in the process of liquidating the entity.

In the Company’s Annual Report on Form 10-K in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended July 31, 2009, we will provide the disclosure similar to the following in discussing material changes in deferred tax assets and liabilities:

The Company’s 2008 net deferred tax asset for product warranties increased from 2007 as a result of the Company’s decision to not insure warranty risks though its wholly-owned insurance subsidiary. The Company does not intend to insure any risks through the insurance subsidiary in the future and is in the process of liquidating the entity.

8.	Please ensure that your analysis in MD&A addresses all significant factors associated with the amounts reported for and changes in income tax expense and the associated effective income tax rate. In connection with our comments above, it appears that your current disclosure could be more informative, particularly in regard to quantifying the relative impact of factors cited and the discussing the underlying reasons for such factors.

In 2009 and future years, the Company will include in the MD&A an explanation of all significant factors associated with the amounts reported for and changes in current and deferred income tax expense and the associated effective income tax rate including tables where material and meaningful.

9.	We have reviewed your response to our prior comment number 9. In regard to the reconciliation between the statutory and effective income tax rates, please separately present individual items that are in excess of 5% of the income before tax multiplied by the applicable statutory income tax rate, pursuant to rule 4-08(h)(2) of Regulation S-X. Your response indicates that such items exist.

Beginning with the Company’s Annual Report on Form 10-K for fiscal 2009, we will provide a disclosure in the tax footnote similar to the following, which includes all differences in excess of 5% of pretax income multiplied by the applicable statutory rate as required by Rule 4-08(h)(2) of Regulation S-X. The Company has included in the table below additional disclosure of the Unrecognized Tax Benefits Pursuant to FIN 48 in 2008 and the Indiana Tax Settlement Agreement in 2007.

The differences between income taxes at the federal statutory rate and the actual income taxes are as follows:

	Years Ended July 31,
	2008	2007	2006
Provision at Statutory Rates	$53,342	$68,901	$89,639
State and Local Income Taxes, net of federal benefit	5,310	5,363	8,730
Extraterritorial Income Benefit	—	(362)	(1,013)
Credits and Incentives	(521)	(1,150)	(233)
Domestic Production Activities Deduction	(4,099)	(1,988)	(2,396)
Unrecognized Tax Benefits Pursuant to FIN 48	5,572	—	—
Indiana Tax Settlement Agreement	—	(7,800)	—
Other Permanent Items	97	(835)	(2,021)

Income Taxes	$59,701	$62,129	$92,706

Income before income taxes includes foreign income (loss) of $(573) in fiscal 2008, $1,226 in fiscal 2007 and $2,962 in fiscal 2006.
Form 10-Q: For the quarterly period ended January 31, 2009
Item 1. Financial Statements
Statements of Condensed Consolidated Cash Flows, page 4
10.	We note that a portion of the proceeds received from the disposition of auction rate securities has been reported within “Cash flows from operating activities.” While we acknowledge that your auction rate securities have been reclassified as trading securities based upon your decision to participate in the rights offering with UBS, we note that such securities were initially classified as available-for-sale based upon your intentions when the securities were originally acquired. In this regard, we believe that cash receipts from the disposition of your auction rate securities should be reported as “Cash flows from investing activities.” Please advise. Refer to paragraphs 8 and 9 of SFAS No. 102 (as amended by SFAS 159), paragraph 18 of SFAS 115 (as amended by SFAS 159) and paragraphs 15 and 16 of SFAS 95 (as amended by SFAS 115) for guidance.

We agree that the $5,550 of cash proceeds from the disposition of auction rate securities classified as trading securities and reported as “Cash flows from operating activities” in the Form 10-Q for the six months ended January 31, 2009 should have been classified in “Cash flows from investing activities” due to the nature and purpose for which these assets were originally acquired.

Accounting Explanation

As these investments were reclassified from available for sale to trading the Company classified the related proceeds from disposition of these trading investments as cash flow from operating activities. The Company now agrees that when determining the classification of cash flow items related to these investments they need to consider SFAS 159.

Consideration of Classification Error

The Company has determined that this error only impacts the statement of condensed consolidated cash flows for the six months ended January 31, 2009. The error does not affect the condensed consolidated balance sheet or the statements of condensed consolidated operations. In order to assess the impact of this error on this statement, the Company has considered the guidance in Staff Accounting Bulletin Topic 1M, Materiality, Accounting Principles Board Opinion No. 28, Interim Financial Reporting and the guidance in SFAS No. 154.

Materiality Consideration

Per Staff Accounting Bulletin Topic 1M, “Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, the FASB stated the essence of the concept of materiality as follows: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probably that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

We have considered both the quantitative and qualitative impact of this error using the criteria established by Staff Accounting Bulletin Topic 1M, Materiality.

Quantitative Consideration

Table 1 below calculates the quantitative impact of the error on the statement of condensed consolidated cash flow. In accordance with APB 28, Interim Financial Reporting, paragraph 29, “In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.” Table 2 calculates the impact of the error on cash flows from operating and investing activities as a percentage of the full year historical results. We do not consider the cash flows from operating activities for the six months ended January 31, 2009 to be representative of the Company’s cash flows from operating activities due to the current decline and volatility in the economy and the recreation vehicle market. The Company’s historical operations have been significantly greater and present a better representation of the true magnitude of the Company’s cash flows from operating activities. As such, the Company used a combination of current year actual cash flow results and historical results in order to determine the materiality of this error.

Table 1

		Results based on the
	Results as reported for the	reclassification for the
	six months ended	six months ended
	January 31, 2009	January 31, 2009	% Change
Net cash provided by operating activities	$15,645	$10,095	35%
Net cash (used in) provided by investing activities	$(4,781)	$760	116%
Table 2

	Year Ended	%	Year Ended	%	Year Ended	%
	July 31, 2006	Change	July 31, 2007	Change	July 31, 2008	Change
Cash (used in) provided by operating activities	$137,259	4%	$232,753	2%	$122,108	4.5%
Cash (used in) provided by investing activities	$(29,903)	19%	$(188,141)	3%	$32,566	17%
Proceeds from sale of available for sale investments	$0	0%	$121,046	4.5%	$108,675	5%

Qualitative Consideration

The following qualitative factors are considered relevant for the financial statement impacted by this error:

Criteria	Consideration	Qualitatively Material?
Does the misstatement mask a change in earnings or other trends?	No. The operating cash flow results for the second quarter are trending in the correct direction regardless of the error.	Since the trends in operating cash flows were the same using the “as reported” and “adjusted” amounts, the error is not material under this criterion.

Does the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?	No. Analysts tracking the Company do not develop expectations of operating cash flows as a key indicator of operations or performance. We also do not discuss operating cash flow results in our earnings releases or within the MD&A included with our Form 10Q filing for the quarter ended January 31, 2009.	Since analysts are not tracking/developing expectations of operating cash flows this error is not material under this criterion.

Does the misstatement affect the registrant’s compliance with regulatory, loan, or contractual covenants?	No. The Company has no regulatory, loan, or contractual covenants tied to operating or investing cash flows.	This criterion is not applicable.

Does the misstatement change a net loss into net income or vice versa?	No. This error does not have an impact on earnings from operations.	This criterion is not applicable.

Does the misstatement have the effect of increasing management’s compensation?	No. The results of operating and investing cash flows do not impact management’s compensation.	This criterion is not applicable.

Criteria	Consideration	Qualitatively Material?
Does the error conceal an unlawful transaction?	No. The accounting error is not related to an unlawful transaction.	The error is not material under this criterion.

Was the error intentional?	No. The error occurred because the Company did not properly apply revisions imposed by the adoption of SFAS 159.	The error is not material under this criterion.
Other qualitative factors that we considered when evaluating the materiality of this error are that as of January 31, 2009 the Company reported $191,000 in cash and $119,000 in investments. Also, the proceeds from the disposition of the investments in question were disclosed as a separate line item on the statement of condensed consolidated cash flows for the six months ended January 31, 2009. As such we disclosed to investors that cash flows from operations included $5,550 of proceeds from the disposition of trading securities.

Overall Materiality Conclusion

Based on the quantitative and qualitative considerations described above, management believes that it is unlikely that the judgment of a reasonable person relying upon the Company’s interim financial statements would have been changed or influenced by the inclusion or correction of the above referenced cash flows associated with the disposition of auction rate securities. The impact of this error is not material to the Company’s quarterly financial statements for the quarter ended January 31, 2009.

Disclosure in Future Filings

In accordance with SFAS 154, the Company proposes the following prospective disclosure in the Investments footnote in its Form 10-Q for the period ended January 31, 2010. Disclosure will not be provided in periodic reports until the January 31, 2010 Form 10-Q since no other periods are impacted by this error and statement of cash flow information for the period ended January 31, 2009 will not be presented again until the January 31, 2010 Form 10-Q.

Subsequent to the issuance of the Company’s Form 10-Q on March 9, 2009 for the six month period ended January 31, 2009, the Company’s management determined that the statements of condensed consolidated cash flows for the six months ended January 31, 2009 did not properly reflect certain proceeds from the disposition of trading investments that were purchased with the intent to be held as available-for-sale securities as cash flows from investing activities. Rather, such proceeds were reflected as cash flows from operating activities. This classification error resulted in an overstatement of cash flows provided by operating activities of $5,550 and an equal understatement of cash flows provided by investing activities.

Effect of Error on Internal Control over Financial Reporting

As a result of the classification error in the statement of condensed consolidated cash flow for the six months ended January 31, 2009, the Company determined that the cash flow statement review that is performed by the responsible party did not operate effectively. In determining the potential magnitude of this error, the Company considered the following: 1) the disposition of these illiquid auction rate securities during the quarter ended January 31, 2009 were the result of redemptions by issuers and not sales of securities initiated by the Company. Therefore, the Company believes that it is unlikely that significant additional dispositions would occur prior to the date the Company can exercise its put option with UBS (June 2010). 2) No redemptions occurred during the third quarter ended April 30, 2009, 3) The proceeds from the exercise of the put option would be significant and cause additional research into the accounting treatment in the statement of cash flows, due to the impact of cash flow from operating activities. The Company has two compensating controls that it believes would have caused additional research into the accounting treatment of this item if it would have been more significant. The initial compensating control is that the financial statements are reviewed by the Company’s Chief Financial Officer. Upon completion of this review, the Audit Committee, executive management and the full Board of Directors along with outside counsel participate in a review of the financial statements, questioning the presentation of quantitatively significant and non-routine transactions. Changes to the financial statements have occurred as a result of these reviews. The Company believes that had the misstatement been material, these reviews would have identified this classification error, mitigating the risk of a misstatement. As such, the Company has determined this control exception in internal control over financial reporting to be a significant deficiency and that disclosure controls and procedures continue to be in place and operating effectively.
Notes to Condensed Consolidated Financial Statements
5. Segment Information, page 5
11.	We note that your “Towable Recreation Vehicles” segment experienced significant declines in operating performance for the first and second quarters of fiscal year 2009 — including the recognition of a loss for the three month period ended January 31, 2009. Furthermore, based upon your MD&A disclosure, it appears that the entire “towable recreation vehicles” industry has deteriorated significantly during the same reporting periods. Given the adverse change in the business climate in which your segment operates, as well as your segment’s most recent operating performance, please tell us when you last tested the long-lived assets assigned to the segment for recoverability pursuant to SFAS 144. If an impairment test has been performed recently as a result of the deterioration in the segment’s business climate or operating performance, please summarize the significant factors and assumptions used in your analysis and explain how you concluded that the segment’s assets were not impaired. Alternatively, if no impairment analysis has been performed recently, please explain to us why you did not consider it necessary to do so.

The Company’s Towable Recreation Vehicle (“TRV”) reporting segment has eight operating segments, four of which (Keystone, Crossroads, Dutchmen and Breckenridge) are separately determined to be reporting units with goodwill assigned in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The eight TRV operating segments operate independently of each other and are considered separate asset groups by the Company with respect to long-lived assets under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets

During the first quarter ended October 31, 2008 we concluded it was not necessary to perform an impairment analysis related to long-lived assets in the TRV segment because we did not experience within any of the underlying asset groups any of the events or changes in circumstances, such as those detailed in paragraph 8 of SFAS No. 144, that would trigger an impairment analysis.

During the second quarter ended January 31, 2009, we continued to monitor for events or changes in circumstances that would trigger an impairment analysis and concluded that due to the deterioration during the second quarter ended January 31, 2009 in the environment in which the TRV segment operates, there was potentially an event and/or change in circumstances that might cause us to consider the potential impairment of TRV’s long-lived assets in accordance with SFAS No. 144. As a result, we considered the factors that would more likely than not reduce each of TRV’s operating segment’s (asset groups) future undiscounted cash flows below its net assets carrying amount. We considered the combination of the difference between the operating segments’ future undiscounted cash flows and carrying amounts of net assets at April 30, 2008 and the operating results for the three quarters subsequent to April 30, 2008. At April 30, 2008, Keystone’s and Breckenridge’s future undiscounted cash flows were significantly in excess of their net assets carrying amount based on projections developed for our annual goodwill impairment testing at that time, and both operating segments (asset groups) had pre-tax profit for the two quarters ended January 31, 2009 (and had pre-tax profit since our last testing date of April 30, 2008). Therefore, we concluded it was not necessary to test these operating segments’ long-lived assets for impairment. However, we concluded that it was necessary to test for recoverability the Crossroads and Dutchmen operating segments’ long-lived assets in accordance with paragraph 29 of SFAS No. 142 since these two reporting units were determined to have triggering events requiring testing for impairment of goodwill in which case impairment testing under

SFAS 144 is required to be performed first. We assessed the Crossroads and Dutchmen operating segments’ ability to recover the carrying amounts of their net assets from their estimated future undiscounted cash flows and concluded that no impairment of their long-lived assets occurred.

We utilized the same data to estimate projected cash flows for both our goodwill and long-lived asset impairment tests. The significant assumptions are detailed in our response to Comment No. 12.

12.	We also note that the decline in the operating performance of your “Towable Recreation Vehicles” segment since April 30, 2008 has not resulted in an impairment charge against the carrying values of the goodwill or trademarks assigned to the segment. In this regard, please tell us whether you have tested the carrying values of the goodwill or trademarks assigned to the “Towable Recreation Vehicles” segment for impairment subsequent to the required annual impairment analysis completed as of April 30, 2008 pursuant to SFAS 142. If so, please tell us the timing of your most recent impairment analysis, the specific reporting units to which the goodwill and trademarks have been assigned, the specific reporting units at which the carrying values of the goodwill and trademarks were tested, the significant factors and assumptions incorporated into your impairment analysis, and the results of your test. If a significant portion of the segment’s goodwill is assigned to specific reporting units within the “Towable Recreation Vehicles” segment, or if any of the goodwill is assigned to reporting units responsible for the significant decline in your segment’s operating performance, your response should describe, in detail, your projections of revenue, gross profit, and pre-tax income for those reporting units — including how such estimates were derived. If you have already completed your annual impairment analysis as of April 30, 2009, please tell us the results of that analysis.

As indicated in our response to Comment No. 11 above, TRV reporting segment had four reporting units with goodwill and indefinite-lived trademarks, our Keystone, Crossroads, Breckenridge, and Dutchmen operating segments. These reporting units had goodwill and indefinite-lived trademarks as illustrated in the table below:

	Goodwill	Trademarks

Keystone	$120.0	$7.0
Crossroads	20.5	0.8
Breckenridge	2.8	1.0
Dutchmen	0.5	1.4

Total	$143.8	$10.2

Each of the reporting units within our TRV segment was tested in conjunction with SFAS No. 142 at the annual impairment analysis performed as of April 30, 2008. The results of these tests indicated that no impairment of goodwill or other intangible assets had occurred in the TRV segment.

In accordance with paragraph 28 of SFAS No. 142 we monitored for events or changes in circumstances that would more likely than not reduce the estimated fair value (EFV) of a reporting unit below its carrying amount (CA) thereby necessitating a testing of goodwill for impairment prior to our next annual test. We determined that no indicators of impairment occurred in our quarter ended October 31, 2008, for any of the four reporting units in our TRV segment. In addition, we compared our market capitalization at October 31, 2008 ($992,000) to our book value ($699,000) and concluded this was not an indicator that goodwill of any of our reporting units should be tested for impairment.

During the second quarter ended January 31, 2009, we continued to monitor for goodwill impairment indicators as required by paragraph 28 of SFAS No. 142 and concluded there was an event and change in circumstances that occurred during the quarter ended January 31, 2009 within the TRV segment due to further deterioration of the TRV business climate that might trigger the need to test goodwill prior to the next annual testing date. As a result, we considered the factors that would more likely than not reduce the EFV of a reporting unit below its CA. We considered the combination of the difference between the reporting units’ EFVs and CAs at April 30, 2008 and the operating results for the three quarters subsequent to April 30, 2008. At April 30, 2008, Keystone’s and Breckenridge’s EFVs were in excess of their CAs by a substantial amount, and both reporting units had pre-tax profit for the two quarters ended January 31, 2009 (and had pre-tax profit since our last testing date of April 30, 2008). Therefore, we concluded that it was not necessary to test these reporting units for impairment. However, we concluded that it was necessary to perform Step 1 of the goodwill impairment test for our Crossroads and Dutchmen reporting units. Since the second quarter EFV measurements of the Crossroads and Dutchmen reporting units exceeded their CAs, no further testing of goodwill for impairment (a step 2 test) was necessary.

During the second quarter, the Company compared the EFV to the CA for the Crossroads and Dutchmen reporting units. The Crossroads and Dutchmen reporting unit’s EFV exceeded its CA by a ratio of 2.1 and 1.1 times, respectively. EFVs were determined using discounted cash flow models. Projections of revenue, gross profit and pre-tax income were incorporated into the models.

The significant factors and assumptions incorporated into our second quarter interim discounted cash flow models for the Crossroads and Dutchmen reporting units (“the reporting units”) are detailed below:

1)	Net sales incorporated the following assumptions:
a)	2009 net sales were based upon a combination of actual sales through the second quarter and management’s estimates for the remaining portion of the year, using market knowledge and data provided by “Roadsigns.” Roadsigns is published quarterly by Dr. Richard Curtin of the University of Michigan.

b)	2010 through 2013 net sales were based upon the reporting units’ market share of estimated industry TRV unit sales at average historical sales prices:
i.	The reporting unit’s 2009 market share was determined by dividing Dutchmen and Crossroads estimated shipments by the total estimated 2009 industry shipments estimated by Dr. Curtin and was estimated to increase 0.25% per year.

ii.	Estimated industry TRV unit sales were based upon 2009 data provided by Roadsigns increased by a 5% per year growth factor which provides an estimated TRV market in 2013 of 55,306 fifth wheels and 125,440 travel trailers. Note that these estimated units for 2013 are below actual units shipped in 2008. Actual 2008 and estimated 2009 industry unit sales for fifth wheel and travel trailer units are as follows:

	2008	2009	2013
	Actual	Estimated	Estimated
Fifth Wheels	60,000	45,500	55,306
Travel Trailers	133,400	103,200	125,440
iii.	Sales prices were assumed to increase by 3% per year. However, if no sales price increases were realized, this would not change the results.
2)	Gross profits were expected to stay depressed the remainder of 2009 and gradually return to historical levels in 2010 and beyond.

3)	Annual operating expenses for 2009 were expected to be lower than 2008 due to headcount reductions and reductions in commissions and management bonuses. Annual operating expenses were expected to increase in 2010 and beyond commensurate with anticipated increased sales volume.

4)	The reporting units’ capital expenditures were expected to be minimal due to their primary assets being buildings.

5)	The discount rate used for the reporting units was 15%.

6)	The residual capitalization rate used for the reporting units was 10% (15% discount rate less the long term growth rate of 5%).
The TRV operating segment that experienced the largest absolute dollar change in operating results for the six months ended January 31, 2009 compared to the prior year was Keystone. The TRV segment experienced a decrease in pre-tax income of $78,000 for the six months ended January 31, 2009 when compared to the six months ended January 31, 2008. Keystone was responsible for the majority of this decrease.

The most significant portion of the TRV reporting segment’s goodwill and trademarks were assigned to the Keystone reporting unit. Keystone’s goodwill was last tested for impairment at April 30, 2008.

As of April 30, 2009, the Company, with the assistance of an independent valuation firm, performed annual impairment analyses for the TRV reporting units. The results were that the EFV exceeded the CA for all units as follows: Keystone- 2.4 times, Crossroads- 1.3 times, Breckenridge- 2.9 times and Dutchmen- 1.3 times.

Based on the results of our annual impairment tests for our TRV segment, we concluded that no impairment had occurred as of April 30, 2009 within our TRV segment. The significant changes in assumptions that occurred since our analyses performed during our second quarter were as follows:
1.	We increased the discount rate from 15.0% to 16.5% due to uncertainty in the business environment.

2.	Estimated industry TRV unit sales were decreased for 2010 through 2013. Estimated 2013 fifth wheels were 33,341 and travel trailers were 89,845, which is approximately a 32% reduction from our projections in the second quarter.
13.	In view of the continuing decline in RV sales through the quarter ended April 30, 2009 as indicated in the Form 8-K filed on May 5, 2009, please explain to us your evaluation of impairment regarding the Four Winds reporting unit pursuant to SFAS 142 and SFAS 144 as of April 30, 2009, including the basis for your conclusion. Tell us the significant factors and assumptions used in the evaluation and why you believe such to be reasonable under the circumstances.

At April 30, 2009, the Company, with the assistance of an independent valuation firm, performed an annual impairment test of Four Winds’ goodwill in accordance with SFAS No. 142 and determined that the carrying amount of our Four Winds reporting unit exceeded its fair value. In accordance with SFAS No. 144 we first assessed Four Winds’ ability to recover the carrying amount of its long-lived assets from its estimated future undiscounted cash flows and concluded that the carrying amount of its long lived assets was recoverable. This test was performed prior to the step 2 analysis performed in conjunction with SFAS 142. We determined that no long-lived assets of the Four Winds asset group were impaired.

The results of step 2 of SFAS 142 indicated an implied fair value of Four Wind’s goodwill of zero. Therefore, we will record a goodwill impairment charge in the amount of $9,717 in our third quarter 10-Q to be filed on or before June 9, 2009.

The goodwill impairment charge at our Four Winds reporting unit is largely the result of continued deterioration of the motorized recreation vehicle segment as well as an increase in the discount rate from 15.0% to 16.5% used to determine the present value of future cash flows.
* * *
In addition, we confirm that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned at (574) 970-7422 with any questions or comments regarding any of the foregoing.

Very truly yours,
/s/ Christian G. Farman
Christian G. Farman
Chief Financial Officer